UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March, 2003

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Consolidated Financial Statements for period ending January 31, 2003

2)

Schedule B – Supplementary Information

3)

Schedule C – Management Discussion and Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

March 25, 2003

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 61

Quarterly Report

Incorporated as part of:

x

 Schedule A

 Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC

                                    V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:        (604) 294-8709

CONTACT PERSON:              Ralph Proceviat

CONTACT’S POSITION:       President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  January 31, 2003

DATE OF REPORT:  March 25,  2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

Ralph Proceviat

03/03/25

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Darrel Taylor

Darrel Taylor

03/03/25

NAME OF DIRECTOR

    SIGN (TYPED)

 DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Six months ended January 31, 2003 and 2002

Prepared by Management (unaudited)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at January 31, 2003

	January 31, 2003 (unaudited)	July 31, 2002 (audited)

Assets

Current assets:
Cash and cash equivalents	$ 44,331	$ 265,729
Accounts receivable	138,369	396,830
Inventories	232,981	172,732
Prepaid expenses	121,838	18,125
	537,519	853,416

Capital assets	25,366	64,914

Other assets:
Deferred development costs	5,310	−
Deferred financing costs	35,000	72,206
Investment	1	1
Patent rights	172,686	1,005,160
	238,363	1,077,367

	$ 775,882	$ 1,995,697

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 182,809	$ 212,603
Income and other taxes payable	15,402	55,248
Current portion of long-term debt (Schedule B & C)	465,599	7,390,987
	663,810	7,658,838

Long-term debt (Schedule B & C)	2,550,241	2,567,938
	3,214,051	10,226,776

Shareholders’ deficiency:
Share capital:
Authorized: 100,000,000 common shares, without par value
Issued: 17,504,497 common shares (Schedule B)	7,801,123	7,905,999
Shares held in treasury: 247,200 common shares (Schedule B)	−	(1,003,235)
	7,801,123	6,902,764
Equity component of convertible debentures (Schedule B)	−	495,381
Deficit	(10,239,292)	(15,629,224)
	(2,438,169)	(8,231,079)

	$ 775,882	$ 1,995,697

On behalf of the Board:

“Ralph Proceviat”

Director

 “Darrel Taylor”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Six months ended January 31, 2003 and 2002

	Three Months Ended		Six Months Ended
	January 31, 2003 (unaudited)	January 31, 2002 (unaudited)	January 31, 2003 (unaudited)	January 31, 2002 (unaudited)

Product sales	$ 116,526	$ 239,850	$ 259,672	$ 627,167

Cost of sales	68,873	147,000	157,346	334,472

Gross margin	47,653	92,850	102,326	292,695

Other revenue:
Royalty revenue	68,872	95,200	458,208	466,889
Other revenue	−	12,291	71,278	57,918
	116,525	200,341	631,812	817,502
Operating expenses:
General and administration	286,496	342,725	606,239	601,451
Marketing and selling	26,699	45,256	33,452	60,875
Research and development	6,589	−	6,589	−
	319,784	387,981	646,280	662,326

Operating income (loss) before interest expense, income taxes, amortization, and discharge of convertible securities	(203,259)	(187,640)	(14,468)	155,176

Interest expense net of interest income	136,297	142,303	289,279	336,128
Amortization of capital assets	17,644	46,955	77,458	94,577
Amortization of patent rights	416,236	416,236	832,473	832,473
	570,177	605,494	1,199,210	1,263,178

Income (loss) before extraordinary item and income taxes	(773,436)	(793,134)	(1,213,678)	(1,108,002)

Extraordinary Item – Gain on discharge of convertible securities (Schedule B & C)	6,611,627	−	6,611,627	−

Income (loss) before income taxes	5,838,191	(793,134)	5,397,949	(1,108,002)

Income tax expense	(528)	(15,245)	(8,017)	(28,427)

Income (loss) for the period	5,837,663	(808,379)	5,389,932	(1,136,429)

Deficit, beginning of period	(16,076,955)	(13,514,108)	(15,629,224)	(13,186,058)

Deficit, end of period	$ (10,239,292)	$ (14,322,487)	$ (10,239,292)	$ (14,322,487)

Earnings (loss) per share	$ 0.33	$ (0.04)	$ 0.31	$ (0.06)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Three months ended January 31, 2003 and 2002

	Three Months Ended		Six Months Ended
	January 31, 2003 (unaudited)	January 31, 2002 (unaudited)	January 31, 2003 (unaudited)	January 31, 2002 (unaudited)

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ 5,837,663	$ (808,379)	$ 5,389,932	$ (1,136,428)
Items not involving cash:
Amortization of capital assets	1,762	4,307	40,252	51,929
Amortization of patent rights	416,237	416,236	832,474	832,473
Amortization of deferred financing costs	15,882	21,325	37,206	42,649
Amortization of deferred gain	(25,079)	(37,619)	(62,697)	(75,238)
Gain on discharge of convertible securities (Schedule B & C)	(6,611,627)	−	(6,611,627)	−
Loss on disposal of asset	−	−	6,173	−
Non-cash interest on convertible securities	(113,787)	113,788	−	227,575
Cash flows from (used in) operations	(478,949)	(290,342)	(368,287)	(57,040)
Change in non-cash operating working capital:
Accounts receivable	90,133	8061	258,461	514,201
Inventories	(62,407)	18,067	(60,249)	121,336
Prepaid expenses	7,951	(5,403)	(103,713)	(71,627)
Accounts payable and accrued liabilities	74,613	(66,164)	(29,794)	(559,051)
Income and other taxes payable	(36)	(54)	(39,846)	(70,980)
Deferred revenue	−	52,000	−	52,000
Cash flows from (used in) operating activities	(368,695)	(288,835)	(343,428)	(123,161)

Cash flows from (used in) financing activities:
Long-term debt	(733,984)	(186,538)	(764,142)	(567,783)
Shares issued for cash	65,859	−	65,859	−
Shares issued for convertible securities	832,500	−	832,500	−
Cash flows from (used in) financing activities	164,375	(186,538)	134,217	(567,783)

Cash flows from (used in) investing activities:
Capital assets	−	(47)	(6,877)	(1,577)
Deferred development costs	(5,310)	(6,453)	(5,310)	(6,453)
Cash flows from (used in) investing activities	(5,310)	(6,500)	(12,187)	(8,030)

Increase (decrease) in cash and cash equivalents	(209,630)	(476,873)	(221,398)	(646,974)

Cash and cash equivalents, beginning of period	253,961	921,883	265,729	1,091,984

Cash and cash equivalents, end of period	$ 44,331	$ 445,010	$ 44,331	$ 445,010

FORM 61

Quarterly Report

Incorporated as part of:

 Schedule A

x

 Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC

                                    V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:        (604) 294-8709

CONTACT PERSON:              Ralph Proceviat

CONTACT’S POSITION:        President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  January 31, 2003

DATE OF REPORT:  March 25, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

Ralph Proceviat

03/03/25

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Darrel Taylor

Darrel Taylor

03/03/25

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2003

1.

Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business, notwithstanding that, at January 31, 2003, the Company had a shareholders’ deficiency of $2,438,169, and has generated losses in each of the last three fiscal years.  Operations to date have been primarily financed by long-term debt and equity transactions.  As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in generating additional cash to finance operations.  If it is not, the Company will be required to reduce operations or liquidate assets.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

For the current fiscal year to date:

Cost of sales:

Cost of sales totals $157,346, which includes parts and components.

Operating expenses:

General and Administrative expenses amounted to $606,239 for the period and include $217,126 for general insurance, $9,797 for contract consulting fees, $66,981 for legal fees, $50,460 for rent, $183,167 for wages and benefits and the remaining $78,708 for travel, telephone and office expenses.

Marketing and selling expenses totaling $33,452 include $3,900 for shareholder communications, $7,225 for advertising and promotion of the Company’s attractions and $22,327 for the annual trade show and safety symposium.

Interest expense:

Interest expense of $289,279 (net of interest income of $670) relates to a convertible security and a non-convertible secured loan.

Extraordinary Item – Gain on Discharge of Convertible Securities:

On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations thereunder through a combination of cash and common shares of the Company. The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002 representing 26.68% of the post conversion shares of 23,872,744, before unexcercised stock options.

Under the terms of the agreement reached with the holder of the Debenture, the Company paid $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the remaining $60,000 will be paid in monthly installments of $15,000 commencing in July, 2003.  The $60,000 was raised through a private placement of 2,000,000 shares.

The effect of the settlement as at January 23, 2003 is as follows:

Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$ 7,564,127
Less Consideration paid to Debenture Holder:
Cash	(120,000)
Common shares converted and issued – 750,000 at US $1.11	(832,500)
(952,500)
Extraordinary gain on discharge of Convertible Securities	$ 6,611,627

After the private placement of 2,000,000 common shares, the return of 247,200 common shares to treasury, the 750,000 common shares issued to the Debenture Holder and before taking into account unexcercised stock options, the Debenture Holder’s 750,000 shares represents 3.7% of the 20,007,297 issued and outstanding common shares.

3.

For the quarter under review:

a)

The following common shares were issued and returned to treasury during the quarter.

	Number of shares	Amount

Balance at October 31, 2002	17,504,497	$ 7,905,999

Issued for cash:
Private placement	2,000,000	65,859
Issued pursuant to discharge of convertible securities	750,000	832,500
Shares returned to treasury	(247,200)	(1,003,235)

Balance at January 31, 2003	20,007,297	$ 7,801,123

a)

The following stock options were granted during the quarter:

Optionee	Date Granted	Number Granted	Exercise Price Cdn $	Expiry Date

Frank Deacon	11/25/02	350,000	$ 0.10	10/31/05

1.

As at the end of the quarter:

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

a)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	January 31,
Date	Price	2002	Granted	Exercised	Cancelled	2003

10/28/02	Cdn $0.24	30,000	-	-	(30,000)	-
11/03/02	Cdn $0.24	400,000	-	-	(400,000)	-
12/31/03	Cdn $0.16	300,000	-	-	(300,000)	-
12/31/05	Cdn $0.16	300,000	-	-	-	300,000
10/31/05	Cdn $0.10	-	2,075,000	-	(100,000)	1,975,000

		1,030,000	2,075,000	-	(830,000)	2,275,000

a)

Summary of convertible securities:

Expiry	Conversion	July 31,	Amount	Number of	Amount	January 31,
Date	Price	2002	Converted	Shares Issued	Discharged	2003

12/31/02	U.S. $1.11	$5,940,000	$832,500	750,000	$(5,107,500)	-

a)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	January 31,
Date	Price	2002	Shares Granted	2003

01/20/04	Cdn. $0.10	-	2,000,000	Cdn. $200,000

b)

Shares in escrow:

NIL

c)

Directors/Officers:

Ralph Proceviat, Director, Chairman of the Board, President and

Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

1.

 Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides.  Supplementary information by geographic area for the six months ended January 31, 2003 and the comparable prior year period is as follows:

	Outside U.S.	U.S.	Total
2002:
Revenues including interest income	$ 104,460	$ 685,367	$ 789,827
Income (loss)	5,973,716	(583,784)	5,389,932
Identifiable assets	174,362	601,520	775,882

2002:
Revenues including interest income	84,614	520,167	604,331
Income (loss)	(279,786)	(167,945)	(447,731)
Identifiable assets	198,253	1,251,507	1,449,760

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule C:  Management Discussion and Anaylsis

(unuadited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2003

OVERVIEW

ThrillTime Entertainment International, Inc. is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Top Eliminator DragstersÒ, which provides a real life drag racing experience; and SkycoasterÒ, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour.  The Company owns the proprietary patent rights and trademarks for these two rides.

At the Company’s Annual General Meeting held January 28, 2003, the Board of Directors and Management Team outlined a number of strategies aimed at leading a corporate transformation, turning the Company around, and ultimately increasing shareholder value.  To this end, a number of critical steps are being taken towards:

•

generating revenue from the sale of rides with the signing of a sales representative agreement and through the introduction of the SkySpider™;

•

working more closely with our valued customers to increase goodwill, ride and merchandise revenue and in turn increase the Company’s  royalty revenue stream;

•

pursuing revenue share opportunities including a joint venture in Las Vegas, Nevada;

•

strengthening the balance sheet by restructuring its current debt load, discharging the Convertible Debenture and averting the need to issue 6.4 million additional common shares related to the Convertible Debenture; and

•

preserving cash during the off season (December to April) by focusing on efficiencies, working with lenders and  containing operating costs.

Your management team and board of directors are staying the course, against a weak and uncertain economic environment and are positioning the Company to be able to leverage the opportunities that will arise as the market improves.  In this environment, timing lags do occur and deals can be slower to close, but we have certainly made progress in identifying qualified prospective customers interested in doing business with our group of Companies in the near future. Having said that, our focus continues to be on improving the performance of the business while at the same time growing and diversifying our revenue sources by introducing new and complimentary product lines, bringing in a new sales team and pursuing new markets and business opportunities.

RESULTS OF OPERATIONS FOR THE SIX MONTHS END JANUARY 31, 2003

Revenue from product sales, royalties, interest income and other revenue amounted to $789,827 for the period compared to $1,151,972 for the same period a year ago.

After the extraordinary gain of $6,611,627, the Company’s income for the period was $5,389,932 or $0.33 per share compared to a loss for the same period last year of $1,221,319 or $0.07 per share.

The extraordinary gain of $6,611,627 relates to the discharge of convertible securities explained in more detail in this schedule under the Extraordinary Item and Long-Term Debt headings.

The net operating loss before interest expense, income taxes, amortization and the extraordinary item was $14,468, compared to an operating income of $155,176 over the same period a year ago.  This decrease was due primarily to a decline in product sales and a major increase in general liability insurance.

Net cash flow from operations for the period was a negative $368,287 or $0.02 per share compared to a negative cash flow from operations of $57,040 or $0.003 per share for the same period last year.

Operating expenses for the current period were $646,280 a decrease of $16,046 over the comparable 2002 figure of $662,326.

Extraordinary Item – Gain on Discharge of Convertible Securities:

On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations thereunder through a combination of cash and common shares of the Company. The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002 representing 26.68% of the post conversion shares of 23, 872,744.

Under the terms of the agreement reached with the holder of the Debenture, the Company paid $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the remaining $60,000 will be paid in monthly installments of $15,000 commencing in July, 2003.

The effect of the settlement as at January 23, 2003 is as follows:

Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$ 7,564,127
Less Consideration paid to Debenture Holder:
Cash	(120,000)
Common Shares issued – 750,000 at US $1.11	(832,500)
(952,500)
Extraordinary gain on discharge of Convertible Securities	$ 6,611,627

After the private placement of 2,000,000 common shares, the return of 247,200 common shares to treasury, the 750,000 common shares issued to the Debenture Holder and before taking into account unexcercised stock options, the Debenture Holder’s 750,000 shares represents 3.7% of the 20,007,297 issued and outstanding common shares.

Sales

Sales revenue on sales of SkycoastersÒ and Top Eliminator DragstersÒ is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Marketing

On January 1, 2003, the Company appointed Fair Play, Inc., based out of the Orlando, Florida area,  as its exclusive, worldwide authorized representative for the purpose of assisting the Company with (i) the sale, licensing and distribution of the following products and (ii) the establishment of joint ventures between the Company and third parties with respect to such products:

•

the Skycoaster® package, consisting of the Company’s proprietary amusement ride “Skycoaster”, together with all modifications, improvements and upgrades thereto made or developed by the Company.

•

the SkySpider™ package, consisting of the Company’s proprietary amusement ride “SkySpider™”, together with all modifications, improvements and upgrades thereto made or developed by the Company; and

•

future products

The sale, licensing and distribution of the Top Eliminator® Dragsters is being handled internally but discussion are underway to move this responsibility over to Fair Play, Inc.

The Company combined its annual ThrillTime Safety Seminar with the AIMS (Amusement Industry Manufacturers & Suppliers) International Safety Seminar and Certification Testing held in Kissimmee, Florida in January 2003.

The Company exhibited at the Annual IAPPA (International Association of Amusement Parks and Attractions) Convention held November 2002 in Orlando, Florida.

Long-Term Debt

	January 31, 2003	July 31, 2002
Convertible debenture which is unsecured, bears interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share	$ 6,000,000	$ 5,500,000
Accretion of implicit interest in convertible debenture	495,364	455,439
6% implicit interest on convertible debenture	1,128,763	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	(60,000)	(55,381)
	7,564,127	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $413,805 (2002)	-	62,697
Amount due for settlement agreement	299,173	360,135
Promissory Note	60,000	-
Non-convertible secured loan bearing interest at 10.5% per annum	2,656,667	2,656,667
	10,519,967	9,958,925
Less: Discharge of Convertible Debenture – see above	(7,564,127)	-
Long-term debt as at January 31, 2003	3,015,840	9,958,925
Less: Current portion of long-term debt	465,599	7,390,987
	2,550,241	2,567,938

On March 13, 2002, the Company amended the terms of a loan agreement, whereby the maturity of the loan was extended to November 15, 2005.

On June 28, 2002, the Company amended the terms of a settlement agreement, whereby a lump sum payment that was due on or before March 31, 2002 will be paid in equal monthly payments over a twenty-four (24) month period.

On January 20, 2003, the Company signed a $60,000 promissory note, whereby the principal amount together with interest will be paid in four (4) monthly installments beginning July 31, 2003.

Capital Structure

There were 750,000 shares issued pursuant to a settlement of convertible securities.  Issued for cash were 2,000,000 shares for a private placement and 247,200 shares were returned to treasury.  As of March 20, 2003 the total outstanding is at 20,007,297 common shares.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Directors and Officers

Mr. Ralph Proceviat announced the appointment of Mr. Darrell Taylor and Ms. Sherrill Cyr to the Board of Directors.  On November 25, 2002, Mr. Frank Deacon was appointed to the Board of Directors.  Mr. Deacon was granted 350,000 stock options exercisable at Cdn $ 0.10 with an expiry date of October 31, 2005.

Messrs. Iain Barr and Robert Mudie resigned from the Board of Directors due to other business commitments.  On August 31, 2002 Mr. Charles “Bo” Moody resigned as CEO of the Company.

SUBSEQUENT EVENTS

Ride Sales

•

On February 12, 2003, pursuant to a joint venture agreement, an existing customer exercised its option to purchase the Skycoaster® ride located at its park site.

•

On March 14, 2003, the Company completed the sale of a Skycoaster®, with installation to occur in June 2003.

The revenue from the above sales amounts to $415,000,  Proceeds from the March 14, 2003 sale will be collected upon the achievement of specific milestones (upon placing the order to commence the manufacturing process, upon delivery of the completed ride  to the customer’s site and 30 days after opening of the attraction scheduled on or before July 1, 2003). These installments will be used to cash flow the manufacturing of the attraction, with the difference recognized as gross profit on the sale.

•

Las Vegas Joint Venture

In February 2003, the Company reached an agreement in principle with a major Casino & Hotel in Las Vegas, Nevada to develop a theme park attraction on its site.  The project is subject to obtaining permits and approval from the County and financing for the ride attractions.

•

Long-term debt

Pursuant to an amendment made March 13, 2002 to a Loan Agreement dated November 5, 1999 between the Company and a Lender, the Company amended the payment terms of the loan as follows: (i) the first four installments each in the amount of $70,349, commencing February 15, 2002 and on the 15th day of May, August and November 2002; and (ii) the last twelve installments each in the amount of $261,320 commencing on February 15, 2003 and on the 15th of May, August, November and February thereafter, with the final payment of all amounts outstanding due on November 15, 2005.

The Company fulfilled the obligations as outlined in (i). However, due to the Company’s current seasonal low cash position, the Company informed the Lender that it would not be in a financial position to make the February 15, 2003 installment of $261,320 as outlined in (ii). The Company has been working closely with the Lender and has been given time to cure the default by raising funds through operations and/or seeking out alternative long term financing. The Company is focused on rigorously curing this default as quickly as possible.

LIQUIDITY AND CAPITAL RESOURCES

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business.  Operations to date have been primarily financed by long-term debt and equity transactions.

As at January 31, 2003 the Company had $44,331 in cash and short-term deposits compared to $445,010 as at January 31, 2002, a decrease of $400,679.

At January 31, 2003 the Company had a shareholders’ deficiency of $2,438,169 and has generated loses in each of the last three fiscal years.  The Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and ultimately, management’s ability to achieve profitable operations through new ride sales, maintain its current royalty revenue stream and raise sufficient capital to fund the development of new rides.  Due to market conditions and the fact that completion of future financing will be subject to the Company’s financial position, there can be no assurances that the Company will be successful in generating sufficient cash to continue operations.  If it is not, the Company will be required to reduce operations or liquidate assets.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.